THE SOURLIS LAW FIRM

Virginia K. Sourlis, JD, MBA*	The Galleria
Philip Magri, JD+	2 Bridge Avenue
Joseph M. Patricola, JD*	Red Bank, New Jersey 07701
Daniel Kobrinski, JD, LLM+#	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ + Licensed in NY # Licensed in DC	Virginia@SourlisLaw.com

October 11, 2007

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20005
Attn: Larry Spirgel
Assistant Director

RE:	Fresca Worldwide Trading Corporation Registration Statement on Form SB-2/A Amendment No. 1 File No: 333-145882
Dear Mr. Spirgel:

Below please find our responses to the Staff’s comment letter, dated September 25, 2007 (the “Comment Letter”), to the above-captioned registration statement (the “Registration Statement”) filed by our client, Fresca Worldwide Trading Corporation, a Nevada corporation (the “Company”). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 1 to the Registration Statement with the SEC today (“Amendment No. 1”). A copy of Amendment No. 1, marked to show changes from originally filed Registration Statement, accompanies this response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm /s/ Virginia K. Sourlis, Esq. Virginia K. Sourlis, Esq.

Registration Statement Cover Page

1.	In response to comment #1, we have checked the Rule 415 box as the securities are being registered for resale by persons other than the issuer pursuant to Rule 415(a)(1)(i).

Our Company, page 5

2.	In response to comment #2, we have revised the disclosure to identify that one of the Company’s 11 privately owned ATM’s is in inventory and is not currently in use.

Summary Financial Information, page 7

3.	In response to comment #3, we have revised the disclosure to include the information for the six months ended June 30, 2006 and 2007.

4.	In response to comment #4, we have revised all columns for the quarter period as “unaudited.”

Risk Factors, page 9

5.
In response to comment #5, we have decided to delete the bullet points since upon our review of such section, we believe they are too general. We believe that the appropriate risk factors pertaining to our business are disclosed in the Risk Factor section and investors are not benefited by the leading bullet points.

6.
In response to comment #6, we have revised the risk factor to specifically name Margaret A. Burton as our only officer and director. We have also created a risk factor that addresses the risk associated with having a person with limited experience in the ATM business as our sole officer and director. We have also disclosed that Ms. Burton only spends approximately 30-% of her time on the Company’s business per our disclosure in the Compensation section.

7.
In response to comment #7, we have included a separate risk factor highlighting Ms. Burton lack of accounting experience and the potential impact of our operations, including the preparation of our financial statements.

8.	In response to comment #8, we have deleted the duplicative risk factor.

Determination of Offering Price, page 14

9.	In response to comment #9, we have revised the disclosure regarding the “internal assessment” we conducted to determined the offering price.

Plan of Distribution, page 14

10.	In response to comment #10, we have revised the disclosure.

Compensation, page 18

11.	In response to comment #11, we have incorporated the information in the “Executive Compensation” section into this section.

Significant Employee, page 18

12.
In response to comment #12, we have revised the disclosure the disclosure here and throughout the Registration Statement so that is clear to an investor that Ms. Burton is our only officer and director.

Committees of the Board of Directors, page 18

13.	In response to comment #13, we have revised to disclosure to state our Board’s audit committee is comprised solely of Ms. Burton, a non-independent director.

Security Ownership … page 19

14.
In response to comment #14, we have revised the disclosure to refer to the “Executive Compensation” section and deleted the reference to an Executive Compensation Table since there was no compensation paid to Ms. Burton in the last two fiscal years.

Description of Business

ATM’s, page 22

15.
In response to comment #15, we have revised this section in light of our disclosure that we only have 10 merchant customers with one ATM at each location. We have also revised the Significant Relationships subsection regarding our relationships with our merchants.

16.	In response to comment #16, our auditors have furnished us with the following information and have revised the disclosure in the Registration Statement to state the following:

A self-sustaining integrated set of activities ad assets conducted and managed for the purpose of providing a return to investors (this does not describe a single ATM or a group of ATMs because it requires too much management involvement and external inputs and outputs and the earning process completes via a remote operation).

From our understanding of SFAS 141 we determined that the acquisition was an asset acquisition.

Regulatory Matters, page 28

17.
In response to comment #17, upon review, we have deleted our statement in the last sentence of the Americans with Disabilities Act subsection that we anticipate an 18-month phase-in of any new accessibility requirements.

18.
In response to comment #18, we have revised our disclosure to discuss federal and New York regulations and statutes that apply to our business and the regulatory framework in New York relating to surcharges.

Employees, page 29

19.
In response to comment #19, we have revised the disclosure to state that we do not have any full-time employees and that Ms. Burton only devotes approximately 30% of her time to our Company’s business.

Management’s Discussion and Analysis, page 30

20.
In response to comment #20, we have expanded our discussion of results of operations to address to the reasons for the variances and to identify the material changes in the underlying drivers of such variances.

Overview, page 31

21.	In response to comment #21, we have added the following disclosure:

Surcharge/convenience fees are fees assessed directly to the consumer utilizing the ATM terminals owned by the Company. The surcharge/convenience fees assessed range from $1.50 to $4.00 based upon a cash withdrawal transaction from the ATM terminals.

Interchange fees are fees assessed directly to the card issuer of the consumer. The interchange fees are comprised of two fees: (1) an interchange fee ranging from approximately $0.40 to $0.55 based upon each cash withdrawal transaction; and (2) an interchange fee ranging from approximately $0.15 to $0.25 based upon an account inquiry by the consumer.

22.	In response to comment #22, we have removed the repetitive disclosure and replaced such disclosure with a discussion of Ms. Burtons’ future plans for our business.

23.	In response to comment #23, we have expanded the disclosure to discuss the reasons behind the declining ATM industry as a known trend.

Interest Expense, page 33

24.
In response to comment #24, we have expanded the disclosure as to why the sale of the Peters Grocery Store and the loss of two ATM’s resulted in the decrease of interest expense. We have also revised the disclosure as to what is meant by “rented vault cash.”

Cost of Revenues, pages 33, 34 and 35

25.	In response to comment #25, we have disclosed the nature of the Armed Delivery and the reason for the loss of machines.

Depreciation, page 33

26.
In response to comment #26, we have revised the disclosure to discuss the obsolescence of our ATM machines and what is their expected useful life before they must be replaced or substantially overhauled.

Net Income from Operations, page 34

27.	In response to comment #27, we have replaced “net gain” with “net income.”

Operating Expenses, page 34

28.
In response to comment #28, we have revised the disclosure to discuss the “professional services” that resulted in a significant increase in our operating expenses during this period and that we do not anticipate such expenses to dramatically increase in the future.

Other Income, page 35

29.	In response to comment #29, we have expanded the section to disclose the nature and sale of inventory.

Liquidity and Capital Resources, page 37

30.	In response to comment #30, we have revised the disclosure.

31.	In response to comment #31, we have revised the disclosure to state that management believes that present working capital is sufficient for its present requirements.

32.	In response to comment #32, we have revised the disclosure to discuss the reasons for the significant drop in cash between 2005 and 2006.

Certain Relationships and Related Transactions…page 38

33.	In response to comment #33, we have disclosed the basis on which Joseph Passalaqua was a related person at the time of the transaction.

Disclosure of Property, page 38

34.	In response to comment #34, we have incorporated the information in the previous section.

35.	In response to comment #35, we have disclosed our lease agreement with Mary Passalaqua and have such lease as an Exhibit 10.2 to the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

36.	In response to comment #36, our auditors have revised their report to include the three months June 30, 2006 and 2007.

37.	In response to comment #27, our auditors have revised their report to comply with AU Section 722.38 of the PCAOB Interim Accounting Standards.

Financial Statements, page F-3 to F-9

38.	In response to comment #38, our auditors have revised the disclosure.

Statement of Operations, page F-5

39.	In response to comment #39, our auditors have informed us that one of the footnotes was inadvertently omitted and have inserted the footnote.

40.	In response to comment #40, our auditors have made the suggested revisions.

Statements of Stockholders’ Equity, page F-6

41.	In response to comment #41, our auditors have made the suggested revisions.

Statement of Cash Flows, page F-7

42.	In response to comment #42, our auditors have made the suggested revisions.

Management Certification, pages F-8 and F-16

43.	In response to comment #43, our auditors have deleted this disclosure.

Concentration on Credit Risk, page F-8

44.	In response to comment #44, our auditors have made the suggested revisions.

Revenue Recognition, pages F-9 and F-17

45.	In response to comment #45, our auditors have made the suggested revisions.

Report of Independent Registered Public Accounting Firm, page F-10

46.	In response to comment #46, our auditors have deleted the reference to March 31, 2007.

Statement of Operations, page F-13

47.	In response to comment #47, our auditors have corrected the typographical error and have disclosed that there are 2,120,000 shares of common stock the Company issued and outstanding.

Statement of Stockholders’ Equity, page F-14

48.	In response to comment #48, our auditors have revised the disclosure.

Part II

49.	In response to comment #48, we have revised the disclosure to furnish the information required by Item 511 of Regulation S-B per Item 25 of Form SB-2.

Exhibits, page 41

50.	In response to comment #50, we have filed all of the remaining exhibits.

Undertakings, page 41

51.	In response to comment #51, we have revised the section to include the correct undertaking required by Rule 430C and Item 512 of Regulation S-B.

Signatures, page 43

52.	In response to comment #52, we have revised the section to indicate that Ms. Burton is also signing in the capacity of principal financial officer.

Exhibit 5.1

53.
In response to comment #53, our lawyers submit that their legal opinion included as Exhibit 5.1 complies sufficiently with Item 601(b)(5) of Regulation S-B in that their legal opinion opines as to the legality of the shares of common stock of the Company being registered and that such shares have been legally issued and are fully paid and non-assessable common stock of the Company. The cost associated with the Company’s retaining a Nevada licensed attorney would be burdensome and prohibitively expensive for the Company due to its lack of liquidity and revenues.

Exhibit 23.1

54.	In response to comment #54, our auditors have revised their consent.

55.	In response to comment #55, our auditors’ letter under Item 601(b)(15) of Regulation S-B is included herein as Exhibit #55 and they have deleted the reference to the review report in this consent.